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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH, D.C.
213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38139

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST MIDWEST SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 W. JEFFERSON STREET, SUITE 102
(No. and Street)

BLOOMINGTON	ILLINOIS	61701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JENNIFER A. PRATT (309) 820-7444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD W. PHILLIPS, CPA
(Name – *if individual, state last, first, middle name*)

1600 HUNT DRIVE, SUITE B	NORMAL	ILLINOIS	61761
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JENNIFER A. PRATT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST MIDWEST SECURITIES, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
TERRY BUFFALO
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 8-27-2009

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

TABLE OF CONTENTS
DECEMBER 31, 2005

	PAGE
Independent Auditor's Report	2
Financial Statements	
Statements of Financial Position	3
Statements of Operations and Retained Earnings	4
Statements of Cash Flows	5
Notes to Financial Statements	6-10
Supplemental Information	
Report of Independent Auditor on Supplementary Data	11
Schedule of Other General and Administrative Expenses	12
Statements of Changes in Stockholders Equity	13
Statements of Changes in Liabilities Subordinated To Claims of General Creditors	13
Computation of Net Capital	14
Computation of Excess Net Capital Requirements	14
Reconciliation of the Unaudited Computation of Net Capital to the Audited Computation	15
Reconciliation of the Unaudited Computation of Excess Net Capital to the Audited Computation of Excess Net Capital	15
Letter on Internal Accounting Control	16

Richard W.
Phillips,
CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
First Midwest Securities, Inc.

We have audited the accompanying statement of financial position of First Midwest Securities, Inc. as of December 31, 2005 and the related statement of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Management's procedures for safeguarding securities have also been reviewed. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Midwest Securities, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Richard W. Phillips, CPA

February 9, 2006

1600 Hunt Drive, Ste B, Normal, Illinois 61761; Telephone (309) 452-2417; Facsimile (309) 888-9261
219 W. Washington, Pontiac, Illinois 61764; Telephone (815) 842-2138; Facsimile (815) 844-3197

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Statement of Financial Position
December 31, 2005

ASSETS	Allowable	Non-Allowable	Total
Current Assets:			
Cash-note 3	$ 438,087	$ -	$ 438,087
Commission and related receivable-note 4	865,838	37,038	902,876
Due from parent company	-	68,500	68,500
Other assets and receivables	-	31,040	31,040
Total Current Assets	1,303,925	136,578	1,440,503
Other Assets:			
Equipment net of accumulated depreciation	-	112	112
Security deposit with clearing house	62,194	-	62,194
TOTAL ASSETS	$ 1,366,119	$ 136,690	$ 1,502,809

LIABILITIES AND STOCKHOLDERS EQUITY	
Current Liabilities:	
Accounts payable	$ 7,765
Management fees payable -note 5	959,482
Total Liabilities	967,247
Stockholders Equity:	
Common stock - no par value, 15,000 shares authorized; 12,073 shares issued and outstanding	229,435
Retained earnings (deficit)	306,127
Total Stockholders Equity	535,562
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,502,809

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Statement of Operations and Retained Earnings
For the Year Ended December 31, 2005

		2005
Revenue:		
Securities commissions		
- Listed stock	$	951,314
- OTC stock		2,455,031
- Mutual funds		948,038
- Options		272,391
- Bonds		1,299,591
Total Securities Commissions		5,926,365
Variable Annuity Commissions		1,086,551
Private Placements Fees		4,566
Limited Partnership Commissions		141,476
Due Diligence Fees		-
Inventory- Trading Profits		468,163
Life Insurance Commissions		16,537
Registered Investment Advisory Fees		414,568
Miscellaneous Income		608,158
Total Revenues		8,666,384
Expenses:		
Commissions to Parent Company -note 5		8,345,148
Principal Clearance		566,810
Quote Service Rental		14,811
Registration Fees		129,469
Signature Guarantee Service		625
Other General and Administrative Expenses -page 12		284,940
Less: Expense Reimbursement and Recoveries		(269,763)
Total Expenses		9,072,040
Operating Income (Loss)		(405,656)
Other Income (Expense)		
Interest Income		150,121
Interest Expense		(124)
Total Other Income (Expense)		149,997
Income Before Taxes		(255,659)
Income Tax Expense(Refundable) -note 6		(88,736)
Net Income (Loss) for the Year		(166,923)
Retained Earnings - Beginning of Year		473,050
Retained Earnings (Deficit) - End of Year	$	306,127

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Statement of Cash Flows
For the Year Ended December 31, 2005

Cash Flow from Operating Activities	
Net Income (loss)	$ (166,923)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	22
Change in Current Assets and Liabilities	
Decrease (Increase) in	
Commissions and related receivables	(396,188)
Due from Parent Company - note 5	40,276
Other assets and receivables	(31,028)
Increase (Decrease) in	
Accounting Fees Payable	3,265
Management Fees Payable -note 5	945,845
Income Taxes Due Parent -note 6	(213,523)
Net Cash Provided by (Used for) Operating Activities	181,746
Cash Flow from Financing Activities	
Increase in Security Deposits	(453)
Net Cash Provided by (Used for) Financing Activities	(453)
Net Increase (decrease) in Cash	181,293
Cash at Beginning of Year	256,794
Cash at End of Year -note 3	$ 438,087

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

First Midwest Securities, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. First Midwest Securities, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

Basis of Statement Preparation

The Company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Use of Estimates

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Uncollectible Accounts

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. For the years ended December 31, 2003, these differences relate to operating loss carry-forwards. The deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Advertising

Advertising costs are charged to operations when incurred and amounted to $65,399.

NOTE 2 – CORPORATE HISTORY

First Midwest Securities, Inc. was formally known as Ablestrong Securities, Inc. Ablestrong Securities, Inc. was incorporated in 1987 and was a wholly owned subsidiary of Ablestrong Financial Group, Inc. in November 1989, The Investment Company, Inc. acquired Ablestrong Securities, Inc. on December 12, 1989 and changed its name to First Midwest Securities, Inc.

First Midwest Securities, Inc. is registered as a licensed broker to deal in securities.

NOTE 3 – CASH

The following is a summary of cash as of December 31, 2005.

	2005		
	Allowable	Non-Allowable	Total
Checking	$ 438,087	$ -	$ 438,087
Money Market	-	-	-
Risk Trading Account	-	-	-
Total	$ 438,087	$ -	$ 438,087

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 4- COMMISSIONS AND RELATED RECEIVABLES

The following is a summary of commissions and related receivables as of December 31, 2005:

	Allowable	Non-Allowable	Total
Securities Commissions:			
Mutual Fund Commissions	$ 4,290	$ 30,275	$ 34,565
Clearing Houses	574,941	-	574,941
	579,231	30,275	609,506
Variable Annuity Commissions	142,350	5,527	147,877
Limited Partnerships	-	-	-
Other Receivables	144,257	1,236	145,943
Total	$ 865,838	$ 37,038	$ 902,876

NOTE 5- RELATED PARTY TRANSACTIONS: DUE FROM/TO PARENT COMPANY

The following is a summary of the amounts to be collected from (paid to) First Midwest Securities, Inc.'s parent company (The Investment Company, Inc):

	2005
Commissions and Management Fees Payable to Parent	$ 959,482

Commissions and Management Fees

First Midwest Securities, Inc. pays commissions and management fees to its parent, who employs the related individual brokers. The amount due to the parent is generally 93% of all commissions and advisory fees earned by First Midwest Securities, Inc. For the year ended December 31, 2005, fees and commission expense under this arrangement amounted to $8,345,148. Commissions and management fees payable to the parent company as of December 31, 2005 amounted to $959,482.

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 5- RELATED PARTY TRANSACTIONS: DUE FROM (TO) PARENT COMPANY – continued

Rent

First Midwest Securities, Inc. is provided office space at no charge from parent company.

Other

First Midwest Securities, Inc. pays its parent company for telephone expenses incurred, and for its share of consolidated federal income taxes. (See also notes 6 and 9).

NOTE 6- INCOME TAXES

First Midwest Securities, Inc. files a consolidated federal income tax return with its parent company (The Investment Company, Inc.). Income taxes reflected in these financial statements are calculated as if First Midwest Securities, Inc. filed a separate federal income tax return.

The current and deferred components of income tax expenses:

	2005		
	Federal	State	Total
Current Income Tax Expense(Income)	$ (88,736)	$ -	$ (88,736)
Deferred Income Tax	-	-	-
Total Income Tax Expenses	$ (88,736)	$ -	$ (88,736)

There were no significant differences between the expected income tax income computed at the U.S. statutory income tax rate and the Company's income tax.

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 7- NET CAPITAL

First Midwest Securities, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. First Midwest Securities, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

The net capital requirements (in accordance with Section 15c3-1 of Securities and Exchange Commission Rules) are $100,000, for brokers who receive securities, but who do not generally carry customer's accounts. First Midwest Securities, Inc. has complied with these requirements.

Because First Midwest Securities, Inc. cleared all customer transactions through another broker-dealer on a fully disclosed basis, the Company is exempt from having to provide information relating to the possession or control requirements in accordance with Section 15c3-3 of the SEC Rules.

NOTE 8- STOCKHOLDER'S EQUITY

There were 15,000 shares authorized of no par value common stock, of which 12,073 shares are issued and outstanding..

NOTE 9- ADDITIONAL CASH FLOW DISCLOSURES

State income taxes in the amount of $31,040 were paid during the year. Cash outlays for interest paid amounted to $124.

NOTE 10- CONCENTRATION OF CREDIT RISK AND REVENUE

The company maintains its cash at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, the company exceeded the insured limit by $238,041.

NOTE 11- DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of all financial instruments as reported in the accompanying statements of financial position is equal to the fair value for these same financial instruments as of December 31, 2005.

Richard W. Phillips, CPA

To the Board of Directors
First Midwest Securities, Inc.

Our audit was conducted for the purpose of forming opinions on the financial statements that comprise First Midwest Securities, Inc. basic financial statements. The accompanying supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard W. Phillips, CPA
February 9, 2006

1600 Hunt Drive, Ste B, Normal, Illinois 61761; Telephone (309) 452-2417; Facsimile (309) 888-9261
219 W. Washington, Pontiac, Illinois 61764; Telephone (815) 842-2138; Facsimile (815) 844-3197

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Schedule of Other General and Administrative Expenses
For the Year Ended December 31, 2005

Other General and Administrative Expenses		
Accounting	$	4,500
Advertising		65,399
Dues and subscriptions		9,530
Website and educational expenses		24,465
Insurance		131,851
Licenses and permits		12,888
Legal Fees		23,531
Miscellaneous		5,740
Office Supplies		208
Postage		10,432
Repairs, maintenance and property taxes		(4,262)
Telephone		658
Travel		-
Total Expenses	$	284,940

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Statements of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

Balance at beginning of year	$	702,485
Add: Net income (loss)		(166,923)
Balance at end of year	$	535,562

Statements of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2005

Balance at beginning of year	$	-
Increases		-
Decreases		-
Balance at end of year	$	-

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Computation of Net Capital
December 31, 2005

Total stockholder's equity per financial statement	$	535,562
Deduct		
Haircuts on securities		(2,421)
Total nonallowable assets per statement of financial position		(136,690)
Net Capital	$	396,451

Computation of Excess Net Capital Requirement
December 31, 2005

Net Capital	$	396,451
Deduct: Minimum dollar net capital requirement -note 7		(100,000)
Excess Net Capital	$	296,451

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Reconciliation of the Unaudited Computation of Net Capital to the Audited Computation of Net Capital
December 31, 2005

Unaudited net capital per focus report		396,541
Adjustments to asset accounts -increase (decrease)		-
Adjustments to liability accounts -decrease (increase)		
Corporate taxes payable		-
Audited net capital	$	396,541

Reconciliation of the Unaudited Computation of Excess Net Capital Requirement to the Audited Computation of Excess Net Capital Requirement

Unaudited Excess Net Capital	$	296,541
Adjustments to asset accounts- increase (decrease)		-
Adjustments to liability accounts-decrease (increase)		
Corporate taxes payable		-
Audited Excess Net Capital	$	296,541

The accompanying notes are part of these financial statements

Richard W.
Phillips,
CPA

To the Board of Directors
First Midwest Securities, Inc.

We have audited the financial statements of First Midwest Securities, Inc. for the year ended December 31, 2005 and have issued our report thereon dated February 9, 2006.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In planning and performing our audit of the financial statements of First Midwest Securities, Inc. for the year ended December 31, 2005, we considered its internal control for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

The management of First Midwest Securities, Inc. is responsible for establishing and maintaining an internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of the controls. The objectives of internal control are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any system of internal control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of polices and procedure may deteriorate.

Our consideration of the internal control would not necessarily disclose all maters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control and its operation; that we consider to be material weakness as defined above.

Richard W. Phillips, CPA
February 9, 2006

1600 Hunt Drive, Ste B, Normal, Illinois 61761; Telephone (309) 452-2417; Facsimile (309) 888-9261
219 W. Washington, Pontiac, Illinois 61764; Telephone (815) 842-2138; Facsimile (815) 844-3197

FIRST MIDWEST SECURITIES, INC

(A Wholly Owned Subsidiary of The Investment Company, Inc.)

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2005

Richard W. Phillips, CPA